            THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5



                                    FORM 6-K
                                    --------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February 2001


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ---                        ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ____                No   X
                                                         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

AMENDMENT OF THE PROJECTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2001

     On February 20, 2001, the registrant issued a press release amending its projected consolidated financial results for the fiscal year 2001 ending March 31, 2001.

     The financial information included in the attached press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2000, which information was prepared on the basis of accounting principles generally accepted in the United States.

     The attached forecasts contain certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     Certain of the attached forecasts are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NIPPON TELEGRAPH AND TELEPHONE
                                             CORPORATION



                                            By /s/ HIROO INOUE
                                              ----------------------------------
                                              Name: Hiroo Inoue
                                              Title: Senior Manager
                                                     Department IV


Date: February 20, 2001

                                                               February 20, 2001




                   NTT Amends Projected Consolidated Financial
                          Results for Fiscal Year 2001





          Nippon Telegraph and Telephone Corporation (NTT) has amended its projected consolidated financial results for Fiscal Year 2001 as follows:



                  -----------------------------------
                   For more information:
                   Kenya Nakatsuka
                   Press Relations
                   Nippon Telegraph and Telephone Corporation
                   Tel: (03) 5205-5550
                   E-mail: k.nakatsuka@hco.ntt.co.jp
                  -----------------------------------

             NTT Amends Projected Consolidated Financial Results for
                                Fiscal Year 2001


1. Nippon Telegraph and Telephone Corporation (NTT) has amended its projected consolidated financial results for Fiscal Year 2001 (April 1, 2000 through March 31, 2001), as follows.

          Projected Consolidated Financial Results for Fiscal Year 2001
                         (April 1, 2000-March 31, 2001)


---------------------------------------------------------------------------------------------
                              Operating Revenues     Recurring Profit         Net income
                                 (million yen)         (million yen)         (million yen)
---------------------------------------------------------------------------------------------
Before Amendment (A)                  11,323,000               747,000               186,000
---------------------------------------------------------------------------------------------
After Amendment (B)                   11,323,000               747,000               503,000
---------------------------------------------------------------------------------------------
Difference (B-A)                               0                     0               317,000
---------------------------------------------------------------------------------------------
Percentage Change (%)                       0.0%                  0.0%                170.4%
---------------------------------------------------------------------------------------------
Fiscal Year 2000 Results              10,421,113               825,036              (67,811)
---------------------------------------------------------------------------------------------


Notes:   (1) Figures in parentheses are decreases.
         (2) Extraordinary profit has been amended from 149 billion yen to 687 billion yen.



2. Reasons for the Above Amendments

Due to the recent public issuance of new shares by NTT DoCoMo, Inc., one of NTT's consolidated subsidiaries, the percentage of shares held by NTT in NTT DoCoMo, Inc. decreased. In accordance with Japanese generally accepted accounting principles, NTT is now required to treat such decrease as a sale of shares of NTT DoCoMo, Inc. in its consolidated income statement and to compute and record extraordinary profit to NTT as if it actually sold such percentage of shares at the market price of such public issuance.